SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of March, 2017

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: NOTICE OF 2017 ANNUAL MEETING OF SHAREHOLDERS

COPA HOLDINGS, S.A.

Complejo Business Park, Torre Norte

Urbanización Costa del Este, Parque Lefevre

Panama City, Republic of Panama

P.O. Box 0816-06819

______________________

NOTICE OF 2017 ANNUAL MEETING OF SHAREHOLDERS

To be held May 10, 2017

______________________

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Annual Meeting”) of Copa Holdings, S.A. (the “Company”) will be held at Copa Airlines’ headquarters, located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama on May 10th, 2017, at 4:00 p.m. EST (3:00 p.m. Local Time). At the Annual Meeting the following matters will be considered and voted upon:

1. By the Class A Shareholders of the Company, to approve the nomination and further ratify the election of Messrs. José Castañeda and Josh Connor, as per the recommendation of the Nominating Committee, as nominees for election as independent directors of the Company to hold office for a period of two years to expire on the annual meeting to be held in 2019.

2. By the Class B Shareholders of the Company, the election, as per the recommendation of the Nominating Committee, of the following four directors whose term expires the date of the Annual Meeting, including the independent directors named above, Messrs. Stanley Motta, Jaime Arias, José Castañeda and Josh Connor, for a period of 2 years to expire on the annual meeting to be held in 2019.

The holders of record of the Company’s Class A common stock at the close of business on March 15, 2017 are entitled to notice of the Annual Meeting for purposes of approval of paragraph 1 above. In accordance with the Company’s Amended Articles of Incorporation, each Class A shareholder has granted a general proxy to the Chairman of the Company’s board of directors or any person designated by the Chairman to represent them and vote their shares on their behalf at any shareholders’ meeting. The general proxy may be revoked by written notice received by the Chairman of the Company at the address above at least ten (10) days prior to such meeting. The holders of record of the Company’s Class B common stock at the close of business on March 15, 2017 are entitled to notice of, and to vote at, the Annual Meeting.

In addition, the Executive President will present a report of the performance of the Company during 2016 and its perspectives for 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 3/13/2017
	By:	/s/ José Montero
Name: José Montero Title: CFO